ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062


05009612

BEST AVAILABLE COPY

File No. 82-34783
July 8, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

T&D Holdings, Inc. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of T&D Holdings, Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Convocation of the 1st Ordinary General Meeting of Shareholders dated June 10, 2005;

2. Press release dated July 1, 2005 and entitled "T&D Life Group's CSR Charter"; and

3. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

This document is an English translation of the notice of convocation of the ordinary general meeting of shareholders in Japanese for the convenience of shareholders overseas. In the event of any discrepancy between the English translation and the Japanese version, the Japanese version shall prevail.

Securities Code 8795
June 10, 2005

To Our Shareholders

T&D Holdings, Inc.
7-9 Nihonbashi 2-chome, Chuo-ku, Tokyo, Japan
Naoteru Miyato
Representative Director and President

Notice of Convocation of the 1st Ordinary General Meeting of Shareholders

You are cordially invited to attend the 1st Ordinary General Meeting of Shareholders of the Company. The meeting will be held as described below.

If you do not expect to attend the meeting, you can exercise your voting right by paper ballot or via the Internet. Please review the attached Reference Materials Concerning Exercise of Voting Rights, and either return the Voting Rights Exercise Form with your selections and seal, or vote via the website (http://www.evote.jp/) specified by the Company.

1. Date & Time: 10:00 a.m. Wednesday, June 29, 2005

2. Venue: Concord Ballroom, 5th Floor, Main Building,
Keio Plaza Hotel Tokyo
2-2-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo, Japan

3. Agenda of the Meeting:

Matters to be reported:

Item No.1: The Business Report, the Consolidated Balance Sheet and the Consolidated Statement of Income for fiscal year 2004 (from April 1, 2004 to March 31, 2005), as well as the results of audits on the Consolidated Statutory Reports by the Accounting Auditor and the Board of Corporate Auditors

Item No.2: The Non-consolidated Balance Sheet and the Non-consolidated Statement of Income for fiscal year 2004 (from April 1, 2004 to March 31, 2005)

Matters to be resolved

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for fiscal year 2004 ended March 31, 2005

Proposal No.2: Partial Amendments to the Articles of Incorporation
A description of this Agendum is set forth in the section "Reference Materials Concerning Exercise of Voting Rights" (Pages 3-6).

Proposal No.3: Election of Seven Directors

Proposal No.4: Election of Four Corporate Auditors

Proposal No.5: Determination of Amount of Compensation for Directors and Corporate Auditors

Proposal No.6: Payment of Retirement Benefits to a Retiring Director and a Retiring Corporate Auditor

Note: When attending the meeting in person, please submit the enclosed Voting Rights Exercise Form to the receptionist.

(Attachment)

Reference Materials Concerning Exercise of Voting Rights

1. Total number of voting rights held by all shareholders: 4,805,486 units

2. Proposals and references

Proposal No.1: Approval of the Proposal for Appropriation of Retained Earnings for fiscal year 2004 ended March 31, 2005

The details of this proposal are as stated below.

The Proposal for Appropriation of Retained Earnings has been prepared in line with the basic policy of the Company, which is to continue to distribute a constant dividend by ensuring the sound operation of the Company and its three life insurance companies as a whole and to improve the future value of equity for our shareholders. This will be accomplished by constantly reviewing overall business results and maintaining sufficient reserves.

In accordance with this basic policy and based on a careful consideration of the Company's overall business performance during the term, we hereby propose that the year-end dividend be ¥45 per share.

We also propose that Bonus to directors and corporate auditors be ¥38,032,000 (including ¥9,161,000 of Bonus to corporate auditors) for the term.

Appropriation of Retained Earnings
for fiscal year 2004 ended March 31, 2005

(Unit: Yen)

Unappropriated retained earnings at end of year	**22,493,257,805**
To be appropriated as follows:	
Appropriation retained earnings	**10,903,797,700**
Dividends to shareholders	
(cash dividend per share: ¥45)	10,865,765,700
Bonus to directors and corporate auditors	38,032,000
Bonus to directors	28,871,000
Bonus to corporate auditors	9,161,000
Unappropriated retained earnings carried forward	**11,589,460,105**

Proposal No.2: Partial Amendments to the Articles of Incorporation

1. Reasons for the Amendments

(1) The "Law for Partial Amendment of the Japanese Commercial Code and Law Concerning Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc." (Law No. 132, 2003) came into force. This allows companies to acquire their own shares by a resolution of the Board of Directors in accordance with the provisions of the Articles of Incorporation. The Company, in order to implement a flexible capital strategy, intends to establish the new Article 6 as the provision for Acquisition of Treasury Stock.

(2) In accordance with the "Law for Partial Amendment of the Japanese Commercial Code etc." (Law No. 44, 2002) enacted establishing the additional purchase system of shares falling short of a trading unit, the Company intends, for the convenience of shareholders, to newly establish regulations for the additional purchase of shares falling short of a trading unit in Article 8 making necessary amendments to the provisions of Article 7, Article 8 and Article 9 of the existing Articles of Incorporation.

(3) In line with the inclusion of the above new article, the numbers of the relevant articles (Article 6, Article 7 and articles thereafter) of the existing Articles of Incorporation shall be appropriately adjusted.

(4) The Company also proposes to delete the full text of Article 1, Article 2, Article 3 and Article 4 of the Supplementary Articles of the existing Articles of Incorporation because these provisions have become unnecessary.
The deletion of the Supplementary Articles of the existing Articles of Incorporation shall become effective at the conclusion of the meeting.

2. Details of the Proposed Amendments

(Underlined parts are amended)

Existing Articles	Proposed Amendments
(Added)	(Acquisition of Treasury Stock) Article 6 The Company shall, under Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code, purchase treasury stock with a resolution adopted by the Board of Directors.
Article 6 (Omitted)	Article 7 (Same as at present)
(Added)	(Additional Purchase of Shares Falling Short of a Trading Unit) Article 8 Shareholders holding the Company's shares falling short of a trading unit (including those whose shares are deposited at the Japan Securities Center, hereinafter the same) shall request the Company to transfer the number of shares based on the minimum trading unit equivalent to the aggregated number of such shares falling short of a trading unit.

Existing Articles of Incorporation	Proposed Amendments
(Share Transfer Agent) Article 7 (Omitted) (3) The registry of shareholders of the Company (including that for shares deposited at the Japan Securities Center, hereinafter the same) and the registry of lost or destroyed share certificates shall be kept in safekeeping at the designated office of the transfer agent. All clerical work relating to share certificates, including share transfers, registration of the destruction of share certificates, and the purchase of numbers of shares falling short of a trading unit, shall be performed by the transfer agent.	(Share Transfer Agent) Article 9 (Same as at present) (3) The registry of shareholders of the Company (including that for shares deposited at the Japan Securities Center, hereinafter the same) and the registry of lost or destroyed share certificates shall be kept in safekeeping at the designated office of the transfer agent. All clerical work relating to share certificates, including share transfers, registration of the destruction of share certificates, and the purchase or sale of numbers of shares falling short of a trading unit shall be performed by the transfer agent.
(Date of Record) Article 8 Shareholders entitled to exercise voting rights at the Company's Ordinary General Meeting of Shareholders shall be those shareholders registered as such (including those whose shares are deposited at the Japan Securities Depository Center, hereinafter the same) at the close of trading on the stock market on March 31 (the date for closing of the Company's accounts) of the same year. (In the event that the stock market is closed for trading on March 31, the date shall be the last day of trading of that business term.)	(Date of Record) Article 10 Shareholders entitled to exercise voting rights at the Company's Ordinary General Meeting of Shareholders shall be those shareholders registered as such at the close of trading on the stock market on March 31 (the date for closing of the Company's accounts) of the same year. (In the event that the stock market is closed for trading on March 31, the date shall be the last day of trading of that business term.)
(Omitted)	(Same as at present)
(Regulations Regarding the Handling of Shares) Article 9 All matters relating to the Company's shares, including the type of share certificates to be issued, procedures for the handling of shares such as the transfer of title, the physical transfer of share certificates, registration of the loss of share certificates through destruction, purchase of numbers of shares falling short of a trading unit, fees for the handling of shares and share transactions, and so on shall be subject to regulations drawn up and issued by the Board of Directors of the Company.	(Regulations Regarding the Handling of Shares) Article 11 All matters relating to the Company's shares, including the type of share certificates to be issued, procedures for the handling of shares such as the transfer of title, the physical transfer of share certificates, registration of the loss of share certificates through destruction, purchase or sale of numbers of shares falling short of a trading unit, fees for the handling of shares and share transactions, and so on shall be subject to regulations drawn up and issued by the Board of Directors of the Company.

Existing Articles of Incorporation	Proposed Amendments
Article 10 to 25 omitted	Old Article 10 to 25 to be renumbered Article 12 to 27
(Appointment of Standby Corporate Auditor(s)) Article 26 (Omitted) (4) The provisions of Article 24, Clause 2 above shall apply equally to the resolution for election of a Substitute Corporate Auditor referred to in Clause 1 of this article.	(Appointment of Standby Corporate Auditor(s)) Article 28 (Same as at present) (4) The provisions of Article 26, Clause 2 above shall apply equally to the resolution for election of a Substitute Corporate Auditor referred to in Clause 1 of this article.
Article 27 to 34 omitted	Old Article 27 to 34 to be renumbered Article 29 to 36
Supplementary Articles (Issuance of Shares upon Establishment of Company) Article 1 The establishment of the Company shall be carried out using the method of stock transfer stipulated in Article 364 of the Commercial Code. (2) The total number of shares to be issued upon the establishment of the Company shall be 241,500,000 (two-hundred and forty-one million, five-hundred thousand). (Initial Term of Office of Directors and Corporate Auditors Following Establishment of Company) Article 2 The term of office of the Directors and Corporate Auditors who will assume their positions upon the establishment of the Company, regardless of the stipulations of Articles 17 and 25 or these Articles of Incorporation, shall come to an end at the conclusion of the Regular General Meeting of Shareholders for the settlement of accounts for the last accounting period that end within one year of the date on which the said directors and corporate auditors assumed their posts. (Initial Business Term) Article 3 Irrespective of the stipulations in Article 31 of these Articles of Incorporation, the initial business term of the Company shall commence on the official date of establishment of the Company and conclude on March 31, 2005.	(Full text of Article 1, Article 2, Article 3 and Article 4 of Supplementary Articles to be deleted)

Existing Articles of Incorporation	Proposed Amendments
(Compensation for Directors and Corporate Auditors for Initial Business Term) Article 4 (1) Irrespective of the stipulations in Article 21 of these Articles of Incorporation, the compensation for the Company's Directors for the first accounting period shall be limited to a maximum total figure for all directors of twenty-five million yen per month. (2) Irrespective of the stipulations in Article 29 of these Articles of Incorporation, the compensation for the Company's Corporate Auditors for the first accounting period shall be limited to a maximum total figure for all corporate auditors of ten million yen per month.	

Proposal No.3: Election of Seven Directors

The term of office of all eight Directors of the Company will expire at the conclusion of this General Meeting of Shareholders. Accordingly, the election of the following seven Directors is proposed.

The candidates for Directors are as follows:

Candidate No.	Name (Date of Birth)	Personal history and representation of other companies	Number of the Company's shares held
1	Naoteru Miyato (May 20, 1943)	APR 1967 Entered Daido Mutual Life Insurance Company JUL 1994 Director of Company MAR 1996 Managing Director of Company MAR 1999 Senior Managing Director of Company JUL 1999 Representative Director and President of Company APR 2002 Representative Director and President of Daido Life APR 2004 Director of Company, Representative Director and President of the Company (present)	4,150
2	Kunio Ikeda (July 9, 1950)	APR 1973 Entered Taiyo Mutual Life Insurance Company JUL 1997 Director of Company APR 1999 Managing Director of Company APR 2003 Managing Director of Taiyo Life JUN 2003 Representative Director and Senior Managing Director of Company JAN 2004 Senior Managing Director of Company APR 2004 Director of Company, Senior Managing Director of the Company (present)	1,540

Candidate No.	Name (Date of Birth)	Career summary and representation of other companies	Number of the Company's shares held
3	Osamu Koyama (November 30, 1947)	APR 1972 Entered Daido Mutual Life Insurance Company JUL 1998 Director of Company MAR 2001 Managing Director of Company APR 2002 Managing Director of Daido Life (present) APR 2004 Managing Director of the Company (present)	2,400
4	Kenji Nakagome (January 25, 1954)	APR 1976 Entered Taiyo Mutual Life Insurance Company JUL 2001 Director of Company APR 2003 Director of Taiyo Life JUN 2003 Managing Director of Company (present) APR 2004 Managing Director of the Company (present)	1,225
5	Sonosuke Usui (November 15, 1953)	APR 1976 Entered Daido Mutual Life Insurance Company JUL 2000 Director of Company JUL 2001 Representative Director and President of T&D Taiyo Daido Investment Advisory Co., Ltd. APR 2002 Director of Daido Life (present) JUL 2002 Representative Director and President of T&D Asset Management Co., Ltd. DEC 2003 Director of Company APR 2004 Director of the Company APR 2005 Managing Director of the Company (present)	1,550
6	Shigeru Kobori (February 8, 1931)	APR 1960 Admitted to the Bar APR 1991 Chairman of the Tokyo Bar Association APR 1998 Chairman of the Japan Federation of Bar Associations APR 2003 Chairman of Japan Legal Aid Association (present) APR 2004 Director of the Company (present)	100
7	Muneo Takeuchi (June 7, 1945)	APR 1970 Entered Daido Mutual Life Insurance Company JUL 1996 Director of Company MAR 1999 Managing Director of Company MAR 2001 Senior Managing Director of Company APR 2002 Senior Managing Director of Daido Life APR 2004 Director of Company APR 2004 Senior Managing Director of the Company APR 2005 Director of the Company, Representative Director and President of T&D Financial Life (present) (Representation of other companies) Representative Director and President of T&D Financial Life	2,650

Notes:

1. No conflict of interest exists between the Company and the above candidates.
2. Mr. Shigeru Kobori satisfies the required conditions for an Outside Director as stipulated in Article 188, Paragraph 2, Item 7-2 of the Japanese Commercial Code.

Proposal No.4: Election of Four Corporate Auditors

The term of office of all four Corporate Auditors of the Company will expire at the conclusion of this General Meeting of Shareholders. Accordingly, the election of the following four Corporate Auditors of the Company is proposed.

The Board of Corporate Auditors has previously given the approval for this Proposal.

The candidates for Corporate Auditors are as follows:

Candidate No.	Name (Date of Birth)	Personal history and representation of other companies		Number of the Company's shares held
1	Yoichi Kinoshita (September 19, 1948)	APR 1972 APR 2003 APR 2004 JUN 2004	Entered Daido Mutual Life Insurance Company General Manager of Public Relations Department of Daido Life Standing Corporate Auditor of the Company (present) Corporate Auditor of Daido Life (present)	200
2	Osamu Mizuyama (May 6, 1948)	APR 1972 JUL 1997 APR 1999 APR 2001 JUL 2001 OCT 2001 APR 2005	Entered Taiyo Mutual Life Insurance Company Director of Company Managing Director of Company Representative Director and Senior Managing Director of Company Director of Company Representative Director and President of T&D Financial Life Insurance Company Adviser of the Company (present)	255
3	Minoru Suzuki (March 14, 1932)	APR 1991 OCT 1994 JUN 1998 APR 2004 JUN 2004	Representative Director and Deputy President of Taiyo Kobe Mitsui Bank Representative Director and President of Sakura Securities Co., Ltd. Corporate Auditor of Mitsui & Co. Corporate Auditor of the Company (present) Corporate Auditor of Taiyo Life (present)	255
4	Masanao Iechika (July 18, 1933)	APR 1962 APR 1981 JUL 2000 APR 2002 APR 2004	Admitted to the Bar Vice Chairman of Osaka Bar Association Corporate Auditor of Daido Mutual Life Insurance Company Corporate Auditor of Daido Life (present) Corporate Auditor of the Company (present)	900

Notes:

1. No conflict of interest exists between the Company and the above candidates.
2. Mr. Minoru Suzuki and Mr. Masanao Iechika are candidates for Outside Corporate Auditors as stipulated in Article 18, Paragraph 1 of the Law Concerning Exceptions to the Commercial Code of Japan Concerning Audits of Joint Stock Companies, etc.

Proposal No.5: Determination of Amount of Compensation for Directors and Corporate Auditors

The compensation for the Company's Directors and Corporate Auditors for the first term of office is, as stipulated in Article 4 of the Supplementary Articles of the existing Articles of Incorporation, limited to a maximum total figure of twenty-five million yen per month for Directors and a maximum total figure of ten million yen per month for Corporate Auditors. It is proposed that the future compensation for Directors and Corporate Auditors be limited to the same maximum total figure of twenty-five million yen per month for Directors (excluding the amount equivalent to the portion of the employee's salary included in the compensation of employee-directors), and ten million yen per month for Corporate Auditors.

The number of Directors will be seven in case Proposal No. 3 passes in its original form, and the number of Corporate Auditors will be four in case Proposal No. 4 passes in its original form.

Proposal No.6: Payment of Retirement Benefits to a Retiring Director and a Retiring Corporate Auditor

It is proposed that retirement benefits be paid to Director Mr. Masahiro Yoshiike and Corporate Auditor Mr. Kiyoshi Matsushige who will retire at the conclusion of the meeting, in consideration of their services to the Company, in amounts within a reasonable range in accordance with the internal rules of the Company. It is also proposed that the decisions on the specific amounts of money, the timing and method of payment, etc. be entrusted to the Board of Directors as to the retiring Director and to the consultation of Corporate Auditors as to the retiring Corporate Auditor.

The careers of the retiring Director and Corporate Auditor are summarized as follows:

Name	Career summary	
Masahiro Yoshiike	APR 2004	Chairman and Representative Director of the Company (present)
Kiyoshi Matsushige	APR 2004	Standing Corporate Auditor of the Company (present)


T&D
T&D Life Group

July 1, 2005

T&D Holdings, Inc.
Naoteru Miyato, President
(Security Code: 8795)
Taiyo Life Insurance Company
Katsuro Oishi, President
Daido Life Insurance Company
Haruo Kuramochi, President
T&D Financial Life Insurance Company
Muneo Takeuchi, President

T&D Life Group's CSR Charter

T&D Holdings, Inc. has issued the T&D Life Group's CSR charter to clearly exhibit our group's efforts toward fulfilling our corporate social responsibilities.

1. Determination of the CSR Charter

- T&D Life Group's management philosophy is intended to contribute to mankind and society by creating values via "Try & Discover" practices, based on which we have pursued business with a full awareness of our corporate social responsibilities.
- We believe that we will broaden our horizons in developing the T&D Life Group in step with social development, will make efforts to increase your understanding of our group's activities, and will sincerely act, estimating effects of our group's actions on society and listening to as many different opinions as possible.
- The first publication of our CSR reports is scheduled for September this year.

2. Contents of the CSR Charter

Please see the attachment.

3. Effective Date of the CSR Charter

July 1, 2005

For inquiries regarding the above, please contact:
T&D Holdings, Inc. Investor Relations
Tel: +81-3-3281-1727
E-mail: ir.request@td-holdings.co.jp

T&D Life Group's CSR Charter

The T&D Life Group is firmly committed to fulfilling the life insurance industry's public mission and to undertaking its corporate social responsibilities based on its management philosophy and by achieving sustainable growth along with society.

1. **Offer of Better Products and Services**
   The T&D Life Group will offer well-suited and high-quality products that meet customer needs.

2. **Strict Compliance**
   The T&D Life Group will strictly observe laws, regulations, and rules, and will pursue fair and appropriate corporate activities that are in strict compliance with social imperatives.

3. **Respect for Human Rights**
   - The T&D Life Group will respect human rights, and make efforts to enlighten all its employees on human rights.
   - The T&D Life Group will respect the personalities of all its employees, ensure a safe and rewarding work environment, and develop its human resources.
   - The T&D Life Group will respect privacy, and will strictly control and protect personal information.

4. **Communication**
   The T&D Life Group will widely disclose its management information in an appropriate and timely manner to the public as well as to its customers and shareholders, and will actively strive to have a dialog with all the stakeholders.

5. **Contributions to Regions and Societies**
   The T&D Life Group will implement social-action programs as a good corporate citizen, and will make contributions to the sound development of regional communities and society.

6. **Global Environmental Protection**
   The T&D Life Group will carry out its activities with a fully awareness of the importance of environmental concerns, and with sufficient consideration given to the global environmental protection.

File No. 82-34783

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Securities Registration Statement

A securities registration statement regarding secondary distribution of shares and an amendment thereto were filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on August 12, 2004 and August 31, 2004, respectively. Such securities registration statements are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET on December 27, 2004 for the six-month period ended September 30, 2004 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Substance of business
   3. Related companies
   4. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. State of life insurance business
   3. Material business issues to be dealt with
   4. Contracts material to operation of business
   5. Research and development activities

III. Conditions of facilities
   1. Conditions of principal facilities
   2. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Changes in share price
   3. Officers

V. Financial condition
   1. Consolidated interim financial statements, etc.
   2. Non-consolidated interim financial statements, etc.

VI. Information for reference

PART TWO INFORMATION ON THE GUARANTOR, ETC. (not applicable)

Interim audit reports

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Annual Securities Report

The Annual Securities Report for the 1st fiscal year (from April 1, 2004 through March 31, 2005) prepared in accordance with paragraph 1 of Article 24 of the Securities and Exchange Law was filed with the Director of the Kanto Local Finance Bureau through EDINET on June 29, 2005 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
   1. Changes in principal indicators of business operations, etc.
   2. Brief history of the company
   3. Substance of business
   4. Related companies
   5. Employees

II. Business operations
   1. Summary of results of operations, etc.
   2. State of underwriting and asset management
   3. Material business issues to be dealt with
   4. Risks of business operations, etc.
   5. Contracts material to operation of business
   6. Research and development activities
   7. Analysis of financial position and results of operations

III. Conditions of facilities
   1. Outline of capital expenditures, etc.
   2. Conditions of principal facilities
   3. Plans for establishment, disposal, etc. of facilities

IV. State of the company
   1. Information concerning shares, etc.
   2. Acquisition, etc. of treasury stock
   3. Dividend policy
   4. Changes in share price
   5. Officers
   6. Corporate governance

The annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.

Statutory Public Notice

Statutory public notice is posted on the Company's website (http://www.td-holdings.co.jp/), setting forth a summary of the financial statements for the 1st fiscal year. A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published or posted when such financial statements have been approved at the general meeting of shareholders.